UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Termination of

Merger Agreement between SK Broadband and CJ HelloVision

The information relating to the merger between SK Broadband Co., Ltd. (“SK Broadband”) and CJ HelloVision Co., Ltd. (“CJ HelloVision”) set forth in the Form 6-K furnished by SK Telecom Co., Ltd. (the “Company”) on November 4, 2015 with respect to the “Decision on Merger of SK Broadband,” as amended by the Form 6-K/As furnished by the Company on February 16, 2016 and April 4, 2016, is amended in its entirety to state:

“On July 25, 2016, the Company announced that the merger agreement relating to the proposed merger between SK Broadband and CJ HelloVision was terminated by SK Broadband for failure to meet the required closing conditions as the Korea Fair Trade Commission denied approval of the proposed merger on July 18, 2016.”

For related details, refer to the Form 6-K furnished by the Company on November 4, 2015 with respect to the “Decision on Acquisition of Shares of CJ HelloVision,” as amended by the Form 6-K/As furnished by the Company on April 4, 2016 and July 27, 2016 and the Form 6-K furnished by the Company on July 19, 2016 with respect to “Korea Fair Trade Commission’s Decision on SK Telecom’s Acquisition of Shares of CJ HelloVision and Merger of SK Broadband and CJ HelloVision.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Sunghyung Lee
(Signature)
Name: Sunghyung Lee
Title: Senior Vice President

Date: July 27, 2016

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